SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

NeuroBo Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

64132R404
(CUSIP Number)

Dong-A ST Co., Ltd.
64 Cheonho-daero,
Dongdaemun-gu, Seoul, Korea
Attn.: Min Young Kim
Telephone: 82-2-920-8111

Copies to:

Matthew Berger
Michael Brandt
Willkie Farr & Gallagher LLP
1801 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 887-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons (S.S. or I.R.S. Identification No. of Above Person) Dong-A ST Co., Ltd.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 11,709,117(1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,709,117(1)(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,709,117 (1)(2)
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 54.95%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by the Reporting Person on June 23, 2024, pursuant to the Securities Purchase Agreement.
(2)	Reflects sale of 407 shares of Common Stock at a price per share of $3.75 on September 12, 2024, as reflected in the Form 4 filed by the Reporting Person concurrently herewith.
(3)
Calculated using a denominator equal to the sum of (i) 8,486,796 shares of Common Stock as previously reported by the Issuer as outstanding as of August 16, 2024 in its proxy statement on Schedule 14A filed by the Issuer on August 21, 2024, (ii) shares of Common Stock issuable upon the exercise of Series A Warrants to purchase 5,089,060 shares of Common Stock, (iii) shares of Common Stock issuable upon the exercise of Series B Warrants to purchase 7,633,591 shares of Common Stock, and (iv) 127,227 shares of Common Stock issuable upon the exercise of Placement Agent Common Stock Purchase Warrants, for a total of 21,309,074 shares of Common Stock outstanding.

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is being filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of NeuroBo Pharmaceuticals, Inc. (the “Issuer”), to amend the Schedule 13D filed on March 11, 2021 (the “Original 13D” and, as amended by Amendment No. 1 filed on August 30, 2021 (“Amendment No. 1”), Amendment No. 2 filed on September 1, 2021 (“Amendment No. 2”), Amendment No. 3 filed on September 16, 2022 (“Amendment No. 3”), Amendment No. 4 filed on November 10, 2022 (“Amendment No. 4”), Amendment No. 5 filed  on December 30, 2022 (“Amendment No. 5”), Amendment No. 6 filed on June 25, 2024 (“Amendment No. 6”), and this Amendment No. 7, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.     Purpose of the Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

Stockholder Approval

On September 18, 2024, pursuant to the Securities Purchase Agreements, the Issuer’s stockholders approved the issuance of shares of Common Stock upon the exercise of (i) the Series A Warrants; (ii) the Series B Warrants; and (iii) the Placement Agent Warrants, as contemplated by Nasdaq Listing Rule 5635(d).

Item 5.     Interest in Securities of the Issuer

Item 5(a)-(c) of this Schedule 13D is hereby amended and restated as follows:
(a)-(b) The information contained in the cover page and in Item 4 to this Schedule 13D is hereby incorporated by reference into this Item 5.
(c) Except as set forth in this Schedule 13D, including the footnotes contained in the cover page incorporated herein, the Reporting Person did not acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 20, 2024	DONG-A ST CO., LTD.

	By:	/s/ Jae Hun Jung
Name: Jae Hun Jung
Title: Chief Executive Officer